Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

March 31, 2022 and 2021

(Unaudited)

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

KB Financial Group Inc.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of March 31, 2022, the separate interim statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2022 and 2021 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ review responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Emphasis of matter

The following matter may be helpful to the readers in their understanding of the condensed separate interim financial statements. Our review conclusion is not affected by this matter.

As described in note 23.2.b) to the condensed separate interim financial statements, the proliferation of COVID-19 has had a negative influence on the global economy, which may have an impact on expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Company.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2021, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 17, 2022, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2021, presented for comparative purposes, is consistent, in all material respects, with the audited separate statement of financial position from which it has been derived.

</s/>KPMG Samjong Accounting Corp.

Seoul, Korea

May 16, 2022

This report is effective as of May 16, 2022, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

March 31, 2022 and December 31, 2021

(In millions of Korean won)	Notes	March 31, 2022 (Unaudited)		December 31, 2021
Assets
Cash and due from financial institutions	4,5,6,22	~~W~~	2,251,021	~~W~~	608,076
Financial assets at fair value through profit or loss	4,5,7		734,736		440,760
Loans measured at amortized cost	4,5,8		249,128		249,128
Investments in subsidiaries	9		26,741,438		26,741,438
Property and equipment			5,395		4,444
Intangible assets			16,118		16,673
Net defined benefit assets	12		—		221
Deferred income tax assets	10		6,954		5,583
Other assets	4,5		1,193,465		805,056

Total assets		~~W~~	31,198,255	~~W~~	28,871,379

Liabilities
Debentures	4,5,11	~~W~~	5,294,132	~~W~~	5,552,791
Net defined benefit liabilities	12		289		—
Current income tax liabilities			936,268		570,519
Other liabilities	4,5		1,108,150		235,095

Total liabilities			7,338,839		6,358,405

Equity	13
Share capital			2,090,558		2,090,558
Hybrid securities			3,436,562		2,837,981
Capital surplus			14,754,747		14,754,747
Accumulated other comprehensive income			(8,442)		(8,330)
Retained earnings			4,572,179		3,974,206
Treasury shares			(986,188)		(1,136,188)

Total equity			23,859,416		22,512,974

Total liabilities and equity		~~W~~	31,198,255	~~W~~	28,871,379

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2022 and 2021

(In millions of Korean won, except per share amounts)	Notes	2022 (Unaudited)		2021 (Unaudited)
Interest income		~~W~~	3,116	~~W~~	1,425
Interest income from financial instruments at amortized cost			2,455		1,205
Interest income from financial instruments at fair value through profit or loss			661		220
Interest expense			(27,858)		(32,514)

Net interest expense	15		(24,742)		(31,089)

Fee and commission income			803		231
Fee and commission expense			(1,570)		(1,998)

Net fee and commission expense	16		(767)		(1,767)

Net gains (losses) on financial instruments at fair value through profit or loss	17		(425)		5,416

Net other operating income	18		1,671,224		1,447,949

General and administrative expenses	19		(22,721)		(23,533)

Operating income before provision for credit losses			1,622,569		1,396,976
Reversal (provision) of credit losses			3		(2)

Net operating income			1,622,572		1,396,974
Net non-operating expenses			(96)		(298)

Profit before income tax benefit (expense)			1,622,476		1,396,676
Income tax benefit (expense)	20		1,329		(244)

Profit for the period			1,623,805		1,396,432

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(112)		(28)

Other comprehensive loss for the period, net of tax			(112)		(28)

Total comprehensive income for the period		~~W~~	1,623,693	~~W~~	1,396,404

Earnings per share	21
Basic earnings per share		~~W~~	4,110	~~W~~	3,549
Diluted earnings per share			4,019		3,479

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Three-Month Periods Ended March 31, 2022 and 2021

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2021	~~W~~	2,090,558	~~W~~	1,695,778	~~W~~	14,754,747	~~W~~	(8,032)	~~W~~	3,588,757	~~W~~	(1,136,188)	~~W~~	20,985,620

Comprehensive income for the period
Profit for the period		—		—		—		—		1,396,432		—		1,396,432
Remeasurements of net defined benefit liabilities		—		—		—		(28)		—		—		(28)

Total comprehensive income for the period		—		—		—		(28)		1,396,432		—		1,396,404

Transactions with shareholders
Annual dividends		—		—		—		—		(689,653)		—		(689,653)
Issuance of hybrid securities		—		598,645		—		—		—		—		598,645
Dividends on hybrid securities		—		—		—		—		(13,562)		—		(13,562)

Total transactions with shareholders		—		598,645		—		—		(703,215)		—		(104,570)

Balance as of March 31, 2021 (Unaudited)	~~W~~	2,090,558	~~W~~	2,294,423	~~W~~	14,754,747	~~W~~	(8,060)	~~W~~	4,281,974	~~W~~	(1,136,188)	~~W~~	22,277,454

Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Comprehensive income for the period
Profit for the period		—		—		—		—		1,623,805		—		1,623,805
Remeasurements of net defined benefit liabilities		—		—		—		(112)		—		—		(112)

Total comprehensive income for the period		—		—		—		(112)		1,623,805		—		1,623,693

Transactions with shareholders
Annual dividends		—		—		—		—		(853,299)		—		(853,299)
Retirement of treasury shares		—		—		—		—		(150,000)		150,000		—
Issuance of hybrid securities		—		598,581		—		—		—		—		598,581
Dividends on hybrid securities		—		—		—		—		(22,533)		—		(22,533)

Total transactions with shareholders		—		598,581		—		—		(1,025,832)		150,000		(277,251)

Balance as of March 31, 2022 (Unaudited)	~~W~~	2,090,558	~~W~~	3,436,562	~~W~~	14,754,747	~~W~~	(8,442)	~~W~~	4,572,179	~~W~~	(986,188)	~~W~~	23,859,416

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Three-Month Periods Ended March 31, 2022 and 2021

(In millions of Korean won)	Notes	2022 (Unaudited)		2021 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	1,623,805	~~W~~	1,396,432

Adjustment for non-cash items
Depreciation and amortization expense			1,363		1,528
Provision (reversal) for credit losses			(3)		2
Share-based payments			3,165		3,868
Net interest expense			871		1,352
Valuation losses (gains) on financial assets at fair value through profit or loss			6,405		(800)
Net other expenses			515		877

			12,316		6,827

Changes in operating assets and liabilities
Deferred income tax assets			(1,329)		—
Other assets			(1,550)		395
Other liabilities			(2,113)		(10,828)

			(4,992)		(10,433)

Net cash inflow from operating activities			1,631,129		1,392,826

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(300,000)		(270,000)
Disposal of financial assets at fair value through profit of loss			—		329,806
Acquisition of property and equipment			(1,102)		(67)
Acquisition of intangible assets			(28)		(178)
Net increase in guarantee deposits paid			(2,325)		(2,358)
Other investing activities			(644)		(54)

Net cash inflow (outflow) from investing activities			(304,099)		57,149

Cash flows from financing activities
Decrease in borrowings			—		(100,000)
Increase in debentures			—		389,154
Decrease in debentures			(260,000)		(280,000)
Redemption of principal elements of lease payments			(133)		(133)
Issuance of hybrid securities			598,581		598,644
Dividends paid on hybrid securities			(22,533)		(13,562)

Net cash inflow from financing activities			315,915		594,103

Net increase in cash and cash equivalents			1,642,945		2,044,078
Cash and cash equivalents at the beginning of the period	22		518,073		23,081

Cash and cash equivalents at the end of the period	22	~~W~~	2,161,018	~~W~~	2,067,159

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of March 31, 2022, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Company acquired Prudential Life Insurance Company of Korea Ltd., which was classified as a subsidiary.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

The Company’s separate interim financial statements for the three-month period ended March 31, 2022, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of March 31, 2022.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.1 The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2022.

•	Amendments to Korean IFRS No.1116 Leases - COVID-19-Related Rent Concessions, etc. beyond June 30, 2021

The application of the practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before 30 June 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities to qualify for recognition as part of a business combination in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS No.2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1016 Property, Plant and Equipment - Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, as profit or loss. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1037 Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. These amendments do not have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

These amendments do not have a significant impact on the financial statements.

•	Korean IFRS No.1101 First-time Adoption of Korean International Financial Reporting Standards – Subsidiaries that are first-time adopters

•	Korean IFRS No.1109 Financial Instruments – Fees related to the 10% test for derecognition of financial liabilities

•	Korean IFRS No.1116 Leases – Lease incentives

•	Korean IFRS No.1041 Agriculture – Measuring fair value

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.1.2 The following amended standards have been published that are not mandatory for December 31, 2022 reporting period and have not been adopted by the Company.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise the right to defer settlement of the liability or the management’s expectations thereof. Also, the settlement of liability includes the transfer of the entity’s own equity instruments; however, it would be excluded if an option to settle the liability by the transfer of the entity’s own equity instruments is recognized separately from the liability as an equity component of a compound financial instrument. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments should be applied for annual reporting periods beginning on or after January 1, 2023, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2021, except for the estimates used to determine income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2021, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, and reputation risk are recognized as significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Due from financial institutions	~~W~~	2,251,021	~~W~~	608,076
Loans measured at amortized cost *		249,128		249,128
Loans measured at fair value through profit or loss		48,661		51,154
Other financial assets *		42,932		36,078

	~~W~~	2,591,742	~~W~~	944,436

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

Credit qualities of loans measured at amortized cost as of March 31, 2022 and December 31, 2021, are classified as follows:

March 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
(In millions of Korean won)			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.4 Credit risk of loans (cont’d)

December 31, 2021
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
(In millions of Korean won)			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	250,000

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as of March 31, 2022 and December 31, 2021, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of March 31, 2022 and December 31, 2021, are as follows:

March 31, 2022
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	2,251,021	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,251,021
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	2,251,021	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,251,021

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.2.5 Credit risk of due from financial institutions (cont’d)

December 31, 2021
(In millions of Korean won)	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	608,076	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,076
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	608,076	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	608,076

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	298,661	100.00	~~W~~	(872)	~~W~~	297,789

	December 31, 2021
(In millions of Korean won)	Corporate loans *		%	Allowances		Carrying amount
Financial institutions	~~W~~	301,154	100.00	~~W~~	(872)	~~W~~	300,282

*	Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	2,251,021	100.00	~~W~~	—	~~W~~	2,251,021

	December 31, 2021
(In millions of Korean won)	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	608,076	100.00	~~W~~	—	~~W~~	608,076

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	5,723	~~W~~	489,948	~~W~~	845,589	~~W~~	2,973,838	~~W~~	1,396,158	~~W~~	5,711,256
Lease liabilities		—		48		89		386		581		—		1,104
Other financial liabilities		—		859,467		—		5,299		—		—		864,766

	~~W~~	—	~~W~~	865,238	~~W~~	490,037	~~W~~	851,274	~~W~~	2,974,419	~~W~~	1,396,158	~~W~~	6,577,126

	December 31, 2021
(In millions of Korean won)	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	5,723	~~W~~	281,461	~~W~~	910,178	~~W~~	3,398,017	~~W~~	1,403,061	~~W~~	5,998,440
Lease liabilities		—		40		63		263		333		—		699
Other financial liabilities		—		1,491		—		—		—		—		1,491

	~~W~~	—	~~W~~	7,254	~~W~~	281,524	~~W~~	910,441	~~W~~	3,398,350	~~W~~	1,403,061	~~W~~	6,000,630

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Interest rate risk

(a) Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

(b) Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure, the Company applies the IRRBB methodology to measure and manage interest rate risk in a historical-simulation method including interest rate volatility during the past financial crisis (FY2008-FY2009).

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	686,075	~~W~~	686,075
Loans		48,661		48,661
Financial assets at amortized cost
Due from financial institutions		2,251,021		2,251,021
Loans		249,128		249,128
Other financial assets		42,932		42,932

	~~W~~	3,277,817	~~W~~	3,277,817

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,294,132	~~W~~	5,139,948
Other financial liabilities		877,053		877,053

	~~W~~	6,171,185	~~W~~	6,017,001

	December 31, 2021
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	389,606	~~W~~	389,606
Loans		51,154		51,154
Financial assets at amortized cost
Due from financial institutions		608,076		608,076
Loans		249,128		249,128
Other financial assets		36,078		36,078

	~~W~~	1,334,042	~~W~~	1,334,042

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	5,552,791	~~W~~	5,509,648
Other financial liabilities		13,913		13,913

	~~W~~	5,566,704	~~W~~	5,523,561

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities

Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans measured at amortized cost	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities

Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	686,075	~~W~~	686,075
Loans		—		48,661		—		48,661

	~~W~~	—	~~W~~	48,661	~~W~~	686,075	~~W~~	734,736

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	389,606	~~W~~	389,606
Loans		—		51,154		—		51,154

	~~W~~	—	~~W~~	51,154	~~W~~	389,606	~~W~~	440,760

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	48,661	DCF model	Interest rate, Discount rate, etc.

	December 31, 2021
(In millions of Korean won)	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Loans	~~W~~	51,154	DCF model	Interest rate, Discount rate, etc.

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	2,251,021	~~W~~	—	~~W~~	2,251,021
Loans measured at amortized cost [2]		—		—		249,128		249,128
Other financial assets [3]		—		—		42,932		42,932

	~~W~~	—	~~W~~	2,251,021	~~W~~	292,060	~~W~~	2,543,081

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,139,948	~~W~~	—	~~W~~	5,139,948
Other financial liabilities [3]		—		—		877,053		877,053

	~~W~~	—	~~W~~	5,139,948	~~W~~	877,053	~~W~~	6,017,001

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

	December 31, 2021
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	608,076	~~W~~	—	~~W~~	608,076
Loans measured at amortized cost [2]		—		—		249,128		249,128
Other financial assets [3]		—		—		36,078		36,078

	~~W~~	—	~~W~~	608,076	~~W~~	285,206	~~W~~	893,282

Financial liabilities
Debentures	~~W~~	—	~~W~~	5,509,648	~~W~~	—	~~W~~	5,509,648
Other financial liabilities [3]		—		—		13,913		13,913

	~~W~~	—	~~W~~	5,509,648	~~W~~	13,913	~~W~~	5,523,561

[1]	Because due from financial institutions classified as level 2 are deposits on demand and with remaining maturities of less than one year, carrying amounts are reasonable approximations of fair values.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of March 31, 2022 and December 31, 2021, are as follows:

	Fair value				Valuation techniques	Inputs
(In millions of Korean won)	March 31, 2022		December 31, 2021
Financial liabilities
Debentures	~~W~~	5,139,948	~~W~~	5,509,648	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022		2021
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	389,606	~~W~~	388,895
Total gains or losses:
- Profit or loss		(3,531)		801
- Other comprehensive income		—		—
Purchases		300,000		—
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	686,075	~~W~~	389,696

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022						2021
(In millions of Korean won)	Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	(3,531)	~~W~~	—	~~W~~	—	~~W~~	801	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		(3,531)		—		—		801		—		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	686,075	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	2.43 ~ 5.23	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.54	The higher the volatility, the higher the fair value fluctuation

	December 31, 2021
(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	389,606	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	2.30 ~ 5.05	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.46	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
	Profit or loss				Other comprehensive income or loss

(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	12,060	~~W~~	(11,655)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (2.43% ~ 5.23%) by 1%p, which are principal unobservable input parameters.

	December 31, 2021
	Profit or loss				Other comprehensive income or loss
(In millions of Korean won)	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes

Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	8,316	~~W~~	(8,072)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (2.30% ~ 5.05%) by 1%p, which are principal unobservable input parameters.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.45	~~W~~	2,161,021	~~W~~	518,076
		KB Savings Bank Co., Ltd.	1.30 ~ 1.40		90,000		90,000

				~~W~~	2,251,021	~~W~~	608,076

6.2 Details of restricted due from financial institution as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2022		December 31, 2021		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	686,075	~~W~~	389,606
Loans		48,661		51,154

	~~W~~	734,736	~~W~~	440,760

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Loans measured at amortized cost	~~W~~	250,000	~~W~~	250,000
Less: Allowances for loan losses		(872)		(872)

	~~W~~	249,128	~~W~~	249,128

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of March 31, 2022, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
Prudential Life Insurance Company of Korea Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea

9.2 Details of investments in subsidiaries as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won, except for shares)	As of March 31, 2022		Carrying amount

Name of subsidiaries	Number of issued shares	Ownership (%)	March 31, 2022		December 31, 2021

Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
Prudential Life Insurance Company of Korea Ltd.	15,000,000	100.00		2,310,054		2,310,054
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd. [1]	32,175,147	100.00		873,811		873,811
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd. [2]	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd. [3]	1,252,400	100.00		23,620		23,620

			~~W~~	26,741,438	~~W~~	26,741,438

[1]	Carrying amount has increased by ~~W~~ 200,000 million due to the capital increase of KB Capital Co., Ltd. for the year ended December 31, 2021.
[2]

Difference between par value (~~W~~ 70,000 million) and fair value (~~W~~ 50,731 million) of subordinated bond issued by KB Savings Bank Co., Ltd. was accounted for as investments in subsidiaries for the year ended December 31, 2021.

[3]	Reversal of impairment losses of KB Credit Information Co., Ltd. amounting to ~~W~~ 2,289 million was recognized for the year ended December 31, 2021.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,095	~~W~~	—	~~W~~	4,095
Membership rights		218		—		218
Defined benefit obligation		2,837		—		2,837
Plan assets		—		(2,837)		(2,837)
Short-term employee benefits		1,064		—		1,064
Losses on valuation of financial assets at fair value through profit or loss		3,829		—		3,829
Others		1,219		(3,471)		(2,252)

		13,262		(6,308)		6,954

Offsetting of deferred tax assets and liabilities		(6,308)		6,308		—

	~~W~~	6,954	~~W~~	—	~~W~~	6,954

	December 31, 2021
(In millions of Korean won)	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,486	~~W~~	—	~~W~~	4,486
Membership rights		218		—		218
Defined benefit obligation		3,189		—		3,189
Plan assets		—		(3,189)		(3,189)
Short-term employee benefits		808		—		808
Losses on valuation of financial assets at fair value through profit or loss		2,858		—		2,858
Others		761		(3,548)		(2,787)

		12,320		(6,737)		5,583

Offsetting of deferred tax assets and liabilities		(6,737)		6,737		—

	~~W~~	5,583	~~W~~	—	~~W~~	5,583

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11. Debentures

11.1 Details of debentures as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
Unguaranteed debentures No.6	Feb. 26, 2015	Feb. 26, 2022	—	~~W~~	—	~~W~~	30,000
Unguaranteed debentures No.9	Jun. 23, 2015	Jun. 23, 2022	2.52		150,000		150,000
Unguaranteed debentures No.12-3	Nov. 27, 2015	Nov. 27, 2022	2.38		50,000		50,000
Unguaranteed debentures No.14-2	Dec. 9, 2015	Dec. 9, 2022	2.38		30,000		30,000
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01		200,000		200,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	1.91		150,000		150,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.22-2	Feb. 28, 2017	Feb. 28, 2022	—		—		110,000
Unguaranteed debentures No.25-3	May 24, 2017	May 24, 2022	2.23		270,000		270,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-1	Jun. 27, 2017	Jun. 27, 2022	2.18		50,000		50,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000		60,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-1	Sep. 19, 2017	Sep. 19, 2022	2.29		150,000		150,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	2.81		50,000		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-2	Apr. 6, 2018	Apr. 6, 2023	2.71		80,000		80,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	2.81		100,000		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	2.65		70,000		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 5, 2018	Oct. 5, 2023	2.52		120,000		120,000
Unguaranteed debentures No.36-1	Feb. 22, 2019	Feb. 22, 2022	—		—		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	1.64		110,000		110,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11.1 Details of debentures as of March 31, 2022 and December 31, 2021, are as follows: (cont’d)

(In millions of Korean won)	Issuance date	Maturity date	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21	~~W~~	370,000	~~W~~	370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	1.18		50,000		50,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		240,000
Unguaranteed debentures No.44-1	Aug. 11, 2020	Aug. 11, 2022	0.96		80,000		80,000
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	1.07		50,000		50,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	1.19		60,000		60,000
Unguaranteed debentures No.46-1	Jan. 14, 2021	Jan. 13, 2023	1.09		160,000		160,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.47	Feb. 24, 2021	Feb. 24, 2023	1.07		90,000		90,000

					5,310,000		5,570,000
	Less: Bond Discounts				(4,958)		(5,490)
	Less: adjustment on exchange right				(10,910)		(11,719)

				~~W~~	5,294,132	~~W~~	5,552,791

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 days before the maturity date.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

11.2 Maturities of debentures as of March 31, 2022 and December 31, 2021, are as follows:

	March 31, 2022
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	470,000	~~W~~	290,000	~~W~~	490,000	~~W~~	1,770,000	~~W~~	2,290,000	~~W~~	5,310,000

	December 31, 2021
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	260,000	~~W~~	470,000	~~W~~	370,000	~~W~~	2,080,000	~~W~~	2,390,000	~~W~~	5,570,000

11.3 Changes in debentures based on par value for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,570,000	~~W~~	—	~~W~~	(260,000)	~~W~~	5,310,000

	2021
(In millions of Korean won)	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	6,150,000	~~W~~	390,000	~~W~~	(280,000)	~~W~~	6,260,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

12. Net Defined Benefit Liabilities

12.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

12.2 Details of the net defined benefit liabilities as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Present value of defined benefit obligation	~~W~~	20,036	~~W~~	22,557
Fair value of plan assets		(19,747)		(22,778)

Net defined benefit liabilities (assets)	~~W~~	289	~~W~~	(221)

12.3 Details of post-employment benefits recognized in profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Current service cost	~~W~~	537	~~W~~	533
Net interest expense on net defined benefit liabilities		(2)		—

Post-employment benefits	~~W~~	535	~~W~~	533

13. Equity

13.1 Share Capital

13.1.1 Details of share capital as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		412,352,494		415,807,920
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13.1.2 Changes in shares for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In number of shares)	2022	2021
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	—	—

Ending	389,634,335	389,634,335

13.2 Hybrid Securities

Details of hybrid securities classified as equity as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of March 31, 2022	March 31, 2022		December 31, 2021
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,955		—
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		—

				~~W~~	3,436,562	~~W~~	2,837,981

The above hybrid securities are early redeemable by the Company after 5 or 7or 10 years from the issuance date.

13.3 Capital Surplus

Details of capital surplus as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gains on sales of treasury shares		86,646		86,646
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	14,754,747	~~W~~	14,754,747

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Remeasurements of net defined benefit liabilities	~~W~~	(8,442)	~~W~~	(8,330)

13.5 Retained Earnings

13.5.1 Details of retained earnings as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Legal reserves	~~W~~	839,234	~~W~~	695,348
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		4,490		5,154
Unappropriated retained earnings		2,746,455		2,291,704

	~~W~~	4,572,179	~~W~~	3,974,206

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

13.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

13.5.2.1 Details of regulatory reserve for credit losses as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021
Amounts before appropriation	~~W~~	4,490	~~W~~	5,154
Amounts estimated to be appropriated (reversed)		1,918		(664)

	~~W~~	6,408	~~W~~	4,490

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

13.5.2.2 Regulatory reserve for credit losses estimated to be appropriated and adjusted profit after provision of regulatory reserve for credit losses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won, except for per share amounts)	2022		2021
Regulatory reserve for credit losses estimated to be appropriated	~~W~~	1,918	~~W~~	403
Adjusted profit after provision of regulatory reserve for credit losses [1,2]		1,599,354		1,382,467
Adjusted basic earnings per share after provision of regulatory reserve for credit losses [1]		4,105		3,548
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses [1]		4,014		3,478

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

13.6 Treasury Shares

Changes in treasury shares for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(3,455,426)		22,718,159

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(150,000)	~~W~~	986,188

	2021
(In millions of Korean won and in number of shares)	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		—		26,173,585

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	—	~~W~~	1,136,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

14. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2021, amounting to ~~W~~ 853,299 million (~~W~~ 2,190 per share) were declared at the annual general shareholders’ meeting on March 25, 2022. The Company’s financial statements as of March 31, 2022, reflect this dividend payable. Meanwhile, the annual dividends and quarterly dividends paid in 2021 were ~~W~~ 689,653 million (~~W~~ 1,770 per share) and ~~W~~ 292,226 million (~~W~~ 750 per share), respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

15. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Interest income
Due from financial institutions	~~W~~	978	~~W~~	154
Loans measured at amortized cost		1,383		969
Loans measured at fair value through profit or loss		661		220
Others		94		82

		3,116		1,425

Interest expense
Borrowings		—		141
Debentures		27,854		32,370
Others		4		3

		27,858		32,514

Net interest expense	~~W~~	(24,742)	~~W~~	(31,089)

16. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Fee and commission income
Fees earned in Korean won	~~W~~	803	~~W~~	231

Fee and commission expense
Fees paid in Korean won		1,430		1,883
Fees paid in foreign currency		140		115

		1,570		1,998

Net fee and commission expense	~~W~~	(767)	~~W~~	(1,767)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

17. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	5,980	~~W~~	4,615
Gains on valuation of financial assets at fair value through profit or loss		1,221		1,225

		7,201		5,840

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		7,626		424

		7,626		424

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	(425)	~~W~~	5,416

18. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Other operating income
Dividend income from subsidiaries	~~W~~	1,671,223	~~W~~	1,447,949
Others		1		—

		1,671,224		1,447,949

Net other operating income	~~W~~	1,671,224	~~W~~	1,447,949

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

19. General and Administrative Expenses

19.1 Details of general and administrative expenses for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Expenses related to employee
Employee benefits - salaries	~~W~~	9,798	~~W~~	9,342
Employee benefits - others		1,046		1,067
Post-employment benefits - defined benefit plans		535		533
Post-employment benefits - defined contribution plans		(2)		—
Share-based payments		3,165		3,868

		14,542		14,810

Depreciation and amortization		1,363		1,528

Other general and administrative expenses
Travel		30		—
Communications		310		265
Tax and dues		216		197
Publication		65		56
Rental expense		418		400
Vehicle		25		20
Service fees		3,422		4,015
Advertising		380		384
Training		78		181
Others		1,872		1,677

		6,816		7,195

	~~W~~	22,721	~~W~~	23,533

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

19.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of March 31, 2022, are as follows:

19.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
KB Financial Group Inc.
Series 27	Jun. 16, 2020	184	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance [3] 35%, and non-market performance [5] 65%
Series 29	Jan. 1, 2021	79,840	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 30	Apr. 1, 2021	3,069	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Series 33	Jan. 1, 2022	70,050	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance [3] 30%, and non-market performance [4] 70%
Deferred grant in 2015		4,243	Satisfied
Deferred grant in 2016		3,533	Satisfied
Deferred grant in 2017		1,127	Satisfied
Deferred grant in 2018		1,766	Satisfied
Deferred grant in 2019		9,935	Satisfied
Deferred grant in 2020		37,334	Satisfied
Deferred grant in 2021		27,204	Satisfied

		307,074

Kookmin Bank
Series 80	Mar. 1, 2020	7,982	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70%
Series 81	Jan. 1, 2021	140,093	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 82	Mar. 1, 2021	18,202	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 83	Apr. 1, 2021	15,278	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 85	Jan. 1, 2022	341,056	Services fulfillment, market performance [3] 30~50%, and non-market performance [4] 50~70% Services fulfillment, market performance [3] 30%, and EPS & Asset Quality [6] 70%
Series 86	Feb. 1, 2022	3,813	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 87	Mar. 1, 2022	5,872	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Series 88	Mar. 14, 2022	5,891	Services fulfillment, market performance [3] 0~30%, and non-market performance [4] 70~100%
Deferred grant in 2016		2,426	Satisfied
Deferred grant in 2017		4,582	Satisfied
Deferred grant in 2018		2,287	Satisfied
Deferred grant in 2019		32,756	Satisfied
Deferred grant in 2020		53,764	Satisfied
Deferred grant in 2021		156,939	Satisfied

		790,941

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

19.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares [1]	Vesting conditions [2]
Other subsidiaries
Stock granted in 2010		106	Services fulfillment, market performance [3] 0~50%, and non-market performance [4] 50~100%
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,374
Stock granted in 2016		3,749
Stock granted in 2017		14,006
Stock granted in 2018		27,263
Stock granted in 2019		42,273
Stock granted in 2020		166,678
Stock granted in 2021		501,672
Stock granted in 2022		211,384

		971,643

		2,069,658

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of March 31, 2022 (Deferred grants are residual shares vested as of March 31, 2022).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholders Return): [(Fair value at the end of the contract—Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

19.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions

KB Financial Group Inc.
Stock granted in 2015	3,725	Satisfied
Stock granted in 2016	4,223	Satisfied
Stock granted in 2017	1,401	Satisfied
Stock granted in 2018	760	Satisfied
Stock granted in 2019	9,354	Satisfied
Stock granted in 2020	24,408	Satisfied
Stock granted in 2021	35,497	Satisfied
Stock granted in 2022	9,668	Proportional to service period
Kookmin Bank
Stock granted in 2015	2,905	Satisfied
Stock granted in 2016	7,935	Satisfied
Stock granted in 2017	1,998	Satisfied
Stock granted in 2018	5,452	Satisfied
Stock granted in 2019	51,235	Satisfied
Stock granted in 2020	98,720	Satisfied
Stock granted in 2021	98,378	Satisfied
Stock granted in 2022	28,423	Proportional to service period
Other subsidiaries
Stock granted in 2015	5,761	Satisfied
Stock granted in 2016	25,831	Satisfied
Stock granted in 2017	46,223	Satisfied
Stock granted in 2018	100,829	Satisfied
Stock granted in 2019	244,922	Satisfied
Stock granted in 2020	435,207	Satisfied
Stock granted in 2021	610,565	Satisfied
Stock granted in 2022	62,786	Proportional to service period

	1,916,206

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of March 31, 2022 and December 31, 2021, are ~~W~~ 175,919 million and ~~W~~ 193,023 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of March 31, 2022 and December 31, 2021, are ~~W~~ 161,027 million and ~~W~~ 176,709 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 3,165 million and ~~W~~ 3,868 million were recognized for the three-month periods ended March 31, 2022 and 2021, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

20. Income Tax Benefit (Expense)

Details of income tax benefit (expense) for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities
Origination and reversal of temporary differences		1,371		99
Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		(42)		(11)
Others		—		(332)

Income tax benefit (expense)	~~W~~	1,329	~~W~~	(244)

21. Earnings per Share

21.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

21.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2022	2021
Number of issued ordinary shares (A)	412,352,494	415,807,920
Number of treasury shares (B) *	(22,718,159)	(26,173,585)

Weighted average number of ordinary shares outstanding (C=A+B)	389,634,335	389,634,335

*	Initial date of treasury stock that was deducted by the retirement is February 14, 2022.

21.1.2 Basic earnings per share

(In Korean won and in number of shares)	2022		2021
Profit for the period	~~W~~	1,623,804,628,366	~~W~~	1,396,431,848,251
Deduction: Dividends on hybrid securities		(22,533,200,000)		(13,561,875,000)

Profit attributable to ordinary equity holders (A)		1,601,271,428,366		1,382,869,973,251
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings per share (A/B)	~~W~~	4,110	~~W~~	3,549

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

21.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price during the period) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

21.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2022		2021
Profit attributable to the ordinary equity holders *	~~W~~	1,601,271,428,366	~~W~~	1,382,869,973,251
Adjustment:
Interest expense on exchangeable bonds		587,084,503		578,758,406

Adjusted profit for diluted earnings per share	~~W~~	1,601,858,512,869	~~W~~	1,383,448,731,657

*	The amount is after deducting dividends on hybrid securities.

21.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2022	2021
Weighted average number of ordinary shares outstanding	389,634,335	389,634,335
Adjustment:
Stock grants	3,954,872	3,038,052
Exchangeable bonds	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	398,589,207	397,672,387

21.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2022		2021
Adjusted profit for diluted earnings per share	~~W~~	1,601,858,512,869	~~W~~	1,383,448,731,657
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		398,589,207		397,672,387

Diluted earnings per share	~~W~~	4,019	~~W~~	3,479

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

22. Statement of Cash Flows

22.1 Details of cash and cash equivalents as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)	March 31, 2022		December 31, 2021

Due from financial institutions	~~W~~	2,251,021	~~W~~	608,076
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(90,000)		(90,000)

		(90,003)		(90,003)

	~~W~~	2,161,018	~~W~~	518,073

22.2 Significant non-cash transactions for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	2022		2021
Changes in receivables and payables from consolidated tax return	~~W~~	395,795	~~W~~	133,817
Changes in receivables and payables related to stock grants		(15,681)		4,635
Recognition of dividends payable by appropriation of retained earnings		853,299		689,653

22.3 Cash inflows and outflows from income tax, interest, and dividends for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)	Activity	2022		2021
Income tax paid	Operating	~~W~~	879	~~W~~	711
Interest received	Operating		3,125		2,473
Interest paid	Operating		27,038		30,698
Dividends received	Operating		1,676,653		1,452,564
Dividends paid	Financing		22,533		13,562

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

23. Contingent Liabilities and Commitments

23.1 Commitments made with financial institutions as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)		March 31, 2022				December 31, 2021
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—

23.2 Other Matters (including litigation)

a) The Company has no pending lawsuit as a defendant as of March 31, 2022.

b) The proliferation of COVID-19 has had a negative impact on the global economy, which may have an impact on the expected credit losses and potential impairment of assets in a particular portfolio, and it could negatively affect the revenue generation capability of the Company as follows:

•	There is a possibility of uncertainty about the credit risk of a borrower that could be affected by COVID-19.

•	Uncertainty may arise about forward-looking macroeconomic information related to expected credit losses.

•

Korean won may depreciate against major foreign currencies. This may result in an increase in principal and interest payments on liabilities denominated in foreign currencies, and losses on foreign exchange transactions.

•	A significant decrease in the fair value of the Company’s investment in an entity that could be affected by COVID-19 pandemic can occur.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

24. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

24.1 Details of significant profit or loss arising from transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2022		2021
Kookmin Bank	Interest income	~~W~~	765	~~W~~	234
	Fee and commission income		278		231
	Net other operating income *		1,031,167		917,941
	General and administrative expenses		2,673		2,264
KB Securities Co., Ltd.	Fee and commission income		102		—
	Net other operating income *		200,000		130,000
	General and administrative expenses		152		150
KB Insurance Co., Ltd.	Fee and commission income		141		—
	General and administrative expenses		476		410
KB Kookmin Card Co., Ltd.	Fee and commission income		33		—
	Net other operating income *		250,056		200,008
	General and administrative expenses		15		111
	Net non-operating income		1		1
Prudential Life Insurance Company of Korea Ltd.	Fee and commission income		24		—
	Net other operating income *		100,000		100,000
	General and administrative expenses		244		205
KB Asset Management Co., Ltd.	Net other operating income *		40,000		55,000
KB Capital Co., Ltd	Fee and commission income		13		—
	Net gains on financial assets at fair value through profit or loss		2,449		5,416
KB Life Insurance Co., Ltd.	Fee and commission income		20		—
	General and administrative expenses		57		91
KB Real Estate Trust. Co., Ltd.	Net other operating income *		40,000		35,000
KB Savings Bank Co., Ltd.	Interest income		703		—
	Fee and commission income		1		—
	Net losses on financial assets at fair value through profit or loss		(2,874)		—
KB Investment Co., Ltd.	Interest income		1,383		969
	Net other operating income *		10,000		10,000
	Provision (reversal) for credit losses		(3)		2
KB Data Systems Co., Ltd.	General and administrative expenses		552		429

*	Net other operating income includes dividend income from subsidiaries.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

24.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	March 31, 2022		December 31, 2021
Kookmin Bank	Cash and due from financial institutions	~~W~~	2,161,021	~~W~~	518,076
	Other assets		701,482		462,250
	Other liabilities		2,301		71
	Property and equipment		506		518
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		200,000		—
	Other assets		110,108		106,320
	Other liabilities		23,570		85
KB Insurance Co., Ltd.	Other assets		57,868		37,209
	Other liabilities		304		6
KB Kookmin Card Co., Ltd.	Other assets		123,237		88,060
	Other liabilities		476		700
Prudential Life Insurance Company of Korea Ltd.	Other assets		52,329		2,626
	Other liabilities		8,910		7,264
KB Asset Management Co., Ltd.	Other assets		22,201		20,502
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		486,075		389,606
	Other assets		72,352		40,701
KB Life Insurance Co., Ltd.	Other assets		4,431		5,196
	Other liabilities		15,349		10,877
KB Real Estate Trust Co., Ltd.	Other assets		23,239		19,360
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		90,000		90,000
	Financial assets at fair value through profit or loss		48,661		51,154
	Other assets		10,735		7,984
	Other liabilities		67		67
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		250,000		250,000
	Allowances for credit losses		872		872
	Other assets		8,503		9,157
KB Data Systems Co., Ltd.	Property and equipment		—		68
	Intangible assets		994		3,341
	Other assets		2,336		2,554
	Other liabilities		166		160
KB Credit Information Co., Ltd.	Other assets		1,020		1,239
	Other liabilities		2		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

24.3 Right-of-use assets and lease liabilities with related parties as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)			March 31, 2022		December 31, 2021
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~	506	~~W~~	518

24.4 Unused commitments provided from related parties as of March 31, 2022 and December 31, 2021, are as follows:

(In millions of Korean won)			March 31, 2022		December 31, 2021
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~	2,539	~~W~~	2,300

24.5 Share transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

(In millions of Korean won)			2022		2021
Subsidiary	KB Capital Co., Ltd.	Acquisition of hybrid securities	~~W~~	100,000	~~W~~	—
	KB Securities Co., Ltd.	Acquisition of hybrid securities	200,000		—

24.6 Details of significant lending transactions with related parties for the three-month periods ended March 31, 2022 and 2021, are as follows:

		2022
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	250,000
	KB Savings Bank Co., Ltd. *		70,000		—		—		70,000

*	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.

		2021
(In millions of Korean won)		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	180,000	~~W~~	—	~~W~~	—	~~W~~	180,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

March 31, 2022 and 2021 (Unaudited), and December 31, 2021

24.7 Details of compensation to key management personnel for the three-month periods ended March 31, 2022 and 2021, are as follows:

	2022
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	425	~~W~~	8	~~W~~	626	~~W~~	1,059
Registered directors (non-executive)		147		—		—		147
Non-registered directors		1,623		35		2,539		4,197

	~~W~~	2,195	~~W~~	43	~~W~~	3,165	~~W~~	5,403

	2021
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered director (executive)	~~W~~	233	~~W~~	22	~~W~~	879	~~W~~	1,134
Registered director (non-executive)		140		—		—		140
Non-registered director		1,349		46		2,989		4,384

	~~W~~	1,722	~~W~~	68	~~W~~	3,868	~~W~~	5,658

25. Events after the Reporting Period

According to the resolution of the board of directors on April 22, 2022, the quarterly dividend per share of ~~W~~ 500 (total dividend: ~~W~~ 194,817 million) with dividend record date of March 31, 2022 were paid on May 9, 2022. The Company’s financial statements as of March 31, 2022, do not reflect this dividend payable.